NEW ATHLETICS, INC.
440 KINGS VILLAGE ROAD
SCOTTS VALLEY, CA 95066

October 27, 2005

VIA EDGAR AND VIA HAND DELIVERY

Donald C. Hunt, Esq.
Attorney-Advisor
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

  Re:
  New Athletics, Inc.
  Registration Statement on Form S-4, as amended, filed on June 24, 2005
  File No. 333-126098

Dear Mr. Hunt:

        In response to the letter from Russell Mancuso, Branch Chief, dated July 22, 2005 and addressed to the undersigned, New Athletics, Inc. hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with request to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
NEW ATHLETICS, INC.
By:	/s/ JERAULD J. CUTINI Jerauld J. Cutini President and Chief Executive Officer
cc:
Patrick C. O'Connor, Aviza Technology, Inc.
John Macneil, Trikon Technologies, Inc.
Christopher L. Kaufman, Latham & Watkins LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation